UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34820

KKR & Co. Inc.
(Exact name of registrant as specified in its charter)

9 West 57th Street, Suite 4200 New York, New York 10019 (212) 750-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests of KKR & Co. L.P. 6.75% Series A Preferred Units of KKR & Co. L.P. 6.50% Series B Preferred Units of KKR & Co. L.P.
(Title of each class of securities covered by this Form)

Common stock, par value $0.01 per share, of KKR & Co. Inc. 6.75% Series A Preferred Stock of KKR & Co. Inc. 6.50% Series B Preferred Stock of KKR & Co. Inc.
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on July 1, 2018, KKR & Co. L.P. (the “Partnership”) converted from a Delaware limited partnership to a Delaware corporation named KKR & Co. Inc. (the “Corporation” and such conversion, the “Conversion”). At the effective time of the Conversion (the “Effective Time”), (i) each Partnership common unit (“Common Unit”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.01 par value per share, of the Corporation, (ii) each 6.75% Series A Preferred Unit of the Partnership (collectively, the “Series A Preferred Units”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of preferred stock, $0.01 par value per share, of the Corporation, designated as “6.75% Series A Preferred Stock”, and (iii) each 6.50% Series B Preferred Unit of the Partnership (collectively, the “Series B Preferred Units”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of preferred stock, $0.01 par value per share, of the Corporation, designated as “6.50% Series B Preferred Stock”. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Partnership and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date:

Common Units: 0
Series A Preferred Units: 0
Series B Preferred Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, KKR & Co. Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KKR & CO. INC.

Date:	July 13, 2018	By:	/s/ Christopher Lee
			Name:	Christopher Lee
			Title:	Assistant Secretary